Form 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Reporting Issuer
SSR Mining Inc. Suite 800 – 1055 Dunsmuir Street Vancouver, British Columbia V7X 1G4
Item 2	Date of Material Change
February 13, 2020
Item 3	News Release

A news release dated February 13, 2020 was disseminated through CNW Group, and filed on the System for Electronic Document Analysis and Retrieval (SEDAR) and with the U.S. Securities and Exchange Commission on EDGAR.

Item 4	Summary of Material Change

On February 13, 2020, SSR Mining Inc. (“SSR Mining”) announced that it intends to redeem for cash all of its outstanding 2.875% Senior Convertible Notes due 2033 (the “2013 Notes”) on March 30, 2020 (the “Redemption Date”) totaling an aggregate principal amount of $114,947,000. Following the redemption of the 2013 Notes, no 2013 Notes will remain outstanding.

Item 5	Full Description of Material Change

On February 13, 2020, SSR Mining announced that it intends to redeem for cash all of the 2013 Notes on the Redemption Date totaling an aggregate principal amount of $114,947,000, in each case, at a redemption price equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest to, but excluding, the Redemption Date (the “Redemption Price”). Following the redemption of the 2013 Notes, no 2013 Notes will remain outstanding.

In order to receive the Redemption Price, the Notes must be presented to The Bank of New York Mellon, as paying agent, at the address set forth in the notice of redemption delivered to holders for the 2013 Notes (the “Notice”). The Notice is being sent to all registered holders on February 13, 2020. Interest on the 2013 Notes will cease to accrue on and after the Redemption Date, and the only remaining right of holders of the 2013 Notes is to receive payment of the Redemption Price.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7	Omitted Information
No information has been omitted on the basis that it is confidential information.
Item 8	Executive Officer
Gregory J. Martin Senior Vice President and Chief Financial Officer (604) 484-0064
Item 9	Date of Report
This material change report is dated February 19, 2020.